UNITED STATE
SECURITIES AND EXCHANGE
Washington, D.C. 2

11021224

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2011
WASH. D.C. 200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66925

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TORA TRADING SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

THE WHARFSIDE BLDG, CHINA BASIN LANDING, 185 BERRY ST, #2001
(No. and Street)

SAN FRANCISCO	CALIFORNIA	94107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL CATUNA — (415) 546 2293
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Three Embarcadero Center	San Francisco	California	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ______

2 ______

3 ______

4 ______

5 ______

6 ______

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of SAN FRANCISCO

Subscribed and sworn to (or affirmed) before me on this 21ST (Date) day of FEBRUARY (Month), 2011 (Year), by

(1) PAUL CATURA (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

DIANA YIP
Commission # 1884389
Notary Public - California
San Francisco County
My Comm. Expires Mar 28, 2014

Place Notary Seal Above

Signature [signature] (Signature of Notary Public)

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: OATH OR AFFIRMATION

Document Date: AS OF 12/31/10 Number of Pages: 1

Signer(s) Other Than Named Above: ______

RIGHT THUMBPRINT OF SIGNER #1
Top of thumb here

RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here

OATH OR AFFIRMATION

I, PAUL CATUNA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TORA TRADING SERVICES, LLC as of DECEMBER 31 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Paul J Catuna
Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplement Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tora Trading Services, LLC
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Member of
Tora Trading Services, LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in member's equity and of cash flows present fairly, in all material respects, the financial position of Tora Trading Services, LLC at December 31, 2010, and the results of its operations and its cash flows for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2011

San Francisco, California

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Tora Trading Services, LLC
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 1,153,286
Due from member	126,603
Prepaid expenses and other assets	100,085
Property and equipment, net of $426,859 accumulated depreciation	187,722
Total assets	$ 1,567,696
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 202,532
Accrued compensation	347,161
Total liabilities	549,693
Member's equity	1,018,003
Total liabilities and member's equity	$ 1,567,696

The accompanying notes are an integral part of these financial statements.

Tora Trading Services, LLC
Statement of Income
Year Ended December 31, 2010

Revenues	
Trading services income	$ 9,762,942
Interest, dividend and other income	179
Total revenues	9,763,121
Expenses	
Compensation	7,542,343
Travel and entertainment	581,871
Research fees	302,461
Rent	393,576
Professional fees	94,493
Depreciation	126,190
Interest expense	760
Other operating expenses	454,060
Total expenses	9,495,754
Net income	$ 267,367

The accompanying notes are an integral part of these financial statements.

Tora Trading Services, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2010

Member's Equity at December 31, 2009	$ 3,819,888
Stock-based compensation	1,530,748
Non cash distribution	(4,600,000)
Net income	267,367
Member's Equity at December 31, 2010	$ 1,018,003

The accompanying notes are an integral part of these financial statements.

Tora Trading Services, LLC
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities	
Net income	$ 267,367
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	126,190
Stock-based compensation	1,530,748
Loss from disposal of asset	4,395
Increase in	
Due from member	(1,805,179)
Prepaid expenses and other assets	(2,383)
Increase in	
Accounts payable and accrued expenses	31,250
Accrued compensation	72,025
Net cash provided by operating activities	224,413
Cash flows from investing activities	
Purchase of property and equipment	(37,667)
Proceeds from sale of asset	1,000
Net cash used by investing activities	(36,667)
Cash flows from financing activities	
Payments on capital lease obligations	(4,620)
Net increase in cash and cash equivalents	183,126
Cash and cash equivalents at beginning of year	970,160
Cash and cash equivalents at end of year	$ 1,153,286
Supplemental disclosures	
Interest paid	$ 760

The accompanying notes are an integral part of these financial statements.

1. Organization

Tora Trading Services, LLC (the Company) is organized as a Delaware limited liability company and operates out of San Francisco, California. The Company is a securities broker dealer registered with the Securities and Exchange Commission and is a member of The Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker dealer and does not hold funds or securities for customers, does not owe any money or securities to customers, and does not carry customer accounts. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis. The Company is wholly owned by Tora Trading Services, Limited, a Cayman Islands company (Member). The Member is a leading provider of execution and order management systems for hedge funds, asset managers, and proprietary trading desks focused on Asian markets. The Member delegates certain services to the Company, including trading and financial advisory services.

2. Summary of Significant Accounting Policies

Trading Services Income

The Company earns fees three different ways:

- for execution of trades on a per transaction basis;
- cost plus 5% for nontrading related costs incurred in the ordinary course of business; and
- certain other expenses at cost.

The fees earned on a per transaction basis are recorded based on the trade date.

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents. The Company holds cash in financial institutions in excess of FDIC limits. The Company periodically reviews the financial condition of the institutions and assesses the credit risk.

Due from Member

The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made. A non-cash distribution of $4.6 million occurred on December 23, 2010 which was recorded as a reduction in due from member offset by a corresponding reduction in member's equity.

Property and Equipment

Property and equipment are valued at cost. Depreciation is being provided by the use of the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC tax of $800 and the California LLC fee of $11,790 based on gross revenue.

The Company has evaluated the provisions of FIN 48, *Accounting for Uncertainty in Income Taxes*, under the provisions of FSP FIN 48-3. The adoption of this guidance did not have a material impact on the Company's financial statements. The Company uses a FAS 5, *Loss Contingencies*, approach for evaluating uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2010, the Company's net capital was $499,797 which exceeded the requirement by $249,797. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010 was 1.1 to 1.

4. Related Party Transactions

All trading services income is paid or allocated to the Company by the Member. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

5. Commitments

Operating Leases
The Company leases office space under non cancellable operating leases with various expiration dates through 2012. As of December 31, 2010, the total future annual minimum lease payments through the expiration on November 30, 2012 are as follows:

Year	Amount
2011	$ 282,715
2012	214,056
	$ 496,771

On January 14, 2011, the Company signed a lease extension for one of its operating leases. The additional future annual minimum lease payments are $60,473 in 2011 and $5,497 in 2012.

6. Stock-Based Compensation

Under the Tora Holdings, Inc., 2010 Equity Incentive Plan, the parent company granted stock options to employees of the Company. Generally, all stock options granted under the plan vest 25% one year from the date of grant and the remainder vest at a rate of 2.08% per month thereafter. Vesting for all options granted during 2010 corresponded to initial employee hire dates and as a result 15,941 options were exercisable upon grant. Options expire 10 years from the date of grant.

The cost of stock options is determined using the Black-Scholes option pricing model on the date of grant. The table below summarizes the weighted-average assumptions used:

Risk-free interest rate	1.7 %
Expected lives (in years)	5.21
Dividend yield	0 %
Expected volatility	52.84 %

The following table summarizes stock option activity:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)
Outstanding at January 1, 2010	-	-	
Granted	19,550	195.06	
Exercised	-	-	
Forfeited/expired/cancelled	-	-	
Outstanding at December 31, 2010	19,550	195.06	9.72
Options exercisable at December 31, 2010	16,470	195.06	9.72

At December 31, 2010, all outstanding options have either vested or are expected to vest, none of the options were in-the-money and the weighted average grant-date fair value was $93.26. At December 31, 2010, there is $292,593 of unrecognized compensation cost related to stock options which will be recognized over the remaining weighted-average vesting period of two years.

7. Employee Benefit Plan

The Company adopted a 401(k) profit sharing plan which covers all employees who are over the age of 21 and will be employed for at least 1,000 hours of service per year of eligibility. The plan provides for matching employee contributions of 100% of the elective deferral which does not exceed 5% of compensation up to the annual legal limit. Employer contributions vest immediately upon matching and employee contributions are always 100% vested. For the year ended December 31, 2010, the Company made contributions to the plan of $190,325.

Supplemental Information

Tora Trading Services, LLC
Computation of Net Capital Under Rule 15c3-I of the Securities and Exchange Commission
December 31, 2010 — Schedule I

Net Capital	
Total member's equity qualified for net capital	$ 1,018,003
Less: Nonallowable assets	
Due from member	126,603
Prepaid expenses and other assets	100,085
Property and equipment (net)	187,722
Total nonallowable assets	414,410
Net capital before haircut	603,593
Less: Haircut on securities	103,796
Net capital	499,797
Net minimum capital requirement of 6 2/3% of aggregate indebtness of $549,693 or $250,000, whichever is greater	250,000
Excess net capital	$ 249,797

There were no material differences between the above computation and the computation included in the Company's unaudited December 31, 2010 Focus Report.

Tora Trading Services, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of
the Securities and Exchange Commission
December 31, 2010 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934 as it is a introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

pwc

Report of Independent Auditors on Internal Control

To the Member of Tora Trading Services, LLC:

In planning and performing our audit of the financial statements of Tora Trading Services, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness or aggregate debits and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

pwc

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

pwc

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2011